MEMORANDUM

TO:	John Grzeskiewicz	CC:	Amy Duling
John Leven
David Lebisky
Joshua Deringer

FROM:	Jillian Bosmann

DATE:	October 29, 2012

RE:	Response to SEC Staff Comments on Post-Effective No. 36 (“PEA No. 36”) to the Registration Statement on Form N-1A of the DundeeWealth Funds (the “Registrant”) (Registration No. 333-135371; 811-21913)

This memorandum summarizes the comments received from you on the above-referenced PEA No. 36 filed on June 14, 2012, and the Registrant’s responses.  PEA No. 36 was filed pursuant to paragraph (a) of Rule 485 under the Securities Act of 1933 (i) to register Institutional, Class I and Class II Shares of a new investment portfolio of the Registrant, the JOHCM Emerging Markets Opportunities Fund (the “Fund”) and (ii) to register a new share class, Institutional Shares, of the following existing investment portfolios of the Registrant:  the Dynamic Energy Income Fund, Dynamic Global Growth Fund, Dynamic World Growth Fund, Dynamic Canadian Equity Income Fund, Dynamic Natural Resources Fund, Dynamic Contrarian Advantage Fund, Dynamic Discovery Fund, Dynamic Gold & Precious Metals Fund and Dynamic U.S. Growth Fund.  Terms not otherwise defined herein shall have the meaning ascribed to them in PEA No. 36.

Dynamic Funds

1.             Comment:  The registration statements of the Dynamic Global Growth Fund and the Dynamic Natural Resources Fund have been effective since March 13, 2009, but the Funds have not yet commenced operations.  Please supplementally explain why these Funds have not commenced operations.

Response:  Registrant has determined not to maintain the registration of the Dynamic Natural Resources Fund.  The Dynamic Global Growth Fund will commence operations when Registrant determines that market conditions are appropriate.

2.             Comment:  Please confirm that all strategies and risks of the Funds included in the SAI and not in the prospectus are non-principal and are not expected to affect a Fund’s performance.

Response:  Registrant confirms that all strategies and risks of the Funds included in the SAI and not in the prospectus are non-principal and are not expected to materially affect a Fund’s performance.

JOHCM Emerging Markets Opportunities Fund

3.             Comment:  The Fees and Expenses Table indicates that the management fee for Class I Shares of the Fund is 1.95%.  Please confirm the management fee for all classes of the Fund.

Response:  The management fee for all classes of the Fund is 1.05%.  Registrant will revise the Fees and Expenses Table to correctly reflect the Fund’s management fee.

4.             Comment:  The Fees and Expenses Table does not contain a line item for acquired fund fees and expenses.  Please supplementally confirm that the Fund is not expected to incur any acquired fund fees and expenses or that such expenses are estimated to be less than 0.01%.

Response:  Registrant confirms that acquired fund fees and expenses are estimated to be less than 0.01%.

5.             Comment:  The prospectus indicates that the Fund intents to invest in participatory notes (“P-Notes”).  Please explain whether P-Notes are similar to depositary receipts.  Please also note whether the Fund can take long and/or short positions in P-Notes.  Add additional information regarding P-Notes and how they replicate the performance of foreign securities in the section entitled “More Information About Fund Investments.”

Response:  P-Notes are similar to depositary receipts in that they are both equity-linked instruments that track the performance of their underlying securities.  The Fund may take long or short positions in P-Notes.  Registrant will revise the prospectus as requested.

6.             Comment:  Please confirm that Registrant is aware of the Securities and Exchange Commission’s July 30, 2010 letter to the Investment Company Institute (the “Letter”) and has reviewed the registration statement disclosure in light of that letter.  Please note if any other derivative investments will be added to the principal investment strategies of the Fund.

Response:  Registrant is aware of the Letter and took it into consideration when reviewing the registration statement disclosure regarding derivatives for the Fund.   Registrant has determined that no additional derivative investments need to be added to the principal investment strategies of the Fund.

7.             Comment:  In the Summary Section, in the first sentence under Principal Risks of Investing in the Fund, please modify “Since it purchases equity securities…” to “Since it primarily purchases equity securities…”

Response:  Registrant will revise the prospectus as requested.

8.           Comment:  In the Summary Section, please add principal strategy and risk disclosure for any country in which Registrant expects the Fund to invest 25% or more of its assets.  If the Registrant does not currently expect the Fund to invest 25% or more of its assets in a single country, please undertake to revise the Summary Section to include such information should the Fund do so in the future.

Response:  Registrant does not currently expect the Fund to invest 25% or more of its assets in a single country.  In the future, should the Fund invest 25% or more of its assets in a single country, Registrant will revise the Summary Section to include relevant strategy and risk disclosure regarding such country.

9.             Comment:  In the section More Information About Fund Investments, please expand on the Fund’s growth at a reasonable price investment style.

Response:  Registrant will revise the prospectus as requested.

10.           Comment:  In the section More Information About the Fund – Portfolio Composition, it states that the Fund’s 80% policy can be changed by the Fund.  Please disclose that a change in the 80% policy will require Board approval.  Please also confirm (i) that if the Fund changes its 80% policy so that it may invest less than 80% in emerging markets that it would also change its name to remove “emerging markets” from its name and (ii) whether this could be done without a shareholder vote.

Response:  Registrant will revise the prospectus to disclose that a change in the 80% policy will require Board approval.  Registrant confirms that if the Fund changes its 80% policy so that it may invest less than 80% in emerging markets that it would also change its name to remove “emerging markets” from its name.  Registrant also confirms that the Fund could change its 80% policy so that it may invest less than 80% in emerging markets without obtaining shareholder approval, although the Fund would be required to provide 60 days’ prior notice to shareholders.

11.           Comment:  In the section More Information About Risk – Participatory Notes Risk, it states that P-Notes considered illiquid will be subject to the Fund’s percentage limitation for investments in illiquid securities.  Please disclose whether any P-Notes are liquid, and therefore not included in the Fund’s 15% illiquid securities investment limitation.

Response:  Certain P-Notes would be considered liquid securities.  Registrant will revise the prospectus to disclosure to clarify that not all P-Notes would be considered illiquid.

12.           Comment:  In the section Market Timing Policies and Procedures, it states that the Fund “reserves the right to reject any purchase request by any investor or group of investors for any reason without prior notice, including, in particular, if the Fund or its Adviser reasonably believes that the trading activity would be harmful or disruptive to the Fund.”  Please explain why the Registrant believes that this disclosure meets the requirement contained in Form N-1A Item 11(e)(4)(iii) to describe Registrant’s policy “with specificity.”

Response:  Separate from the Registrant’s market timing policies and procedures, the Registrant reserves the right to reject any specific purchase order for any reason.  Registrant believes it would be misleading to not include this information in this section.

13.           Comment:  Please confirm that all strategies and risks of the Fund included in the SAI and not in the prospectus are non-principal and are not expected to affect the Fund’s performance.

Response:  Registrant confirms that all strategies and risks of the Fund included in the SAI and not in the prospectus are non-principal and are not expected to affect the Fund’s performance.

If you have any questions or comments concerning this memorandum, please contact me at (215) 988-3307.